UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-41978

MIXED MARTIAL ARTS GROUP LIMITED

(Translation of registrant’s name into English)

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

+61 1800 151 865

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

MIXED MARTIAL ARTS GROUP LIMITED

EXPLANATORY NOTE

On June 17, 2025,Mixed Martial Arts Group Limited (the “Company”) issued a press release announcing the pricing of an underwritten public offering of 6,578,948 ordinary shares (or pre-funded warrants to purchase ordinary shares in lieu thereof) at a public offering price of $0.76 per share. The Underwriting Agreement between the Company and WestPark Capital, Inc. dated June 17, 2025 was entered into prior to 4 pm EDT. A copy of the press release is furnished as Exhibit 99.1 hereto.

Financial Statements and Exhibits

The following exhibit is being furnished herewith:

Exhibit No.	Description

99.1	Press Release dated June 17, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIXED MARTIAL ARTS GROUP LIMITED

Date:	June 17, 2025	By:	/s/ Nick Langton
		Name:	Nick Langton
		Title:	Founder and Chief Executive Officer

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